 Exhibit 99.1

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2016

TSX: MPV | NASDAQ: MDM

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

This Management’s Discussion and Analysis (“MD&A”) of August 11, 2016 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the MD&A for the year ended December 31, 2015, the unaudited condensed consolidated interim financial statements and the related notes for the three and six months ended June 30, 2016 and the audited consolidated financial statements for the year ended December 31, 2015. The following MD&A has been approved by the Audit Committee on behalf of the Board of Directors.

The unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting. Except as disclosed in the statements, these interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in Canadian dollars unless otherwise stated.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc. holds a 49% interest in the Gahcho Kué Diamond Mine, located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Arrangement Agreement. The Company’s primary asset is its 49% interest in the Gahcho Kué Diamond Mine, which is currently being constructed and targeted to be in commercial production by January 2017.

The Company’s strategy is to mine and sell its 49% share of the rough diamonds through a well-established and reputable diamond broker at the highest price on the day. Mountain Province’s long term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company believes it is well positioned, having completed a $95 million Rights Offering on March 31, 2015 and closed a US$370 million Term Loan Facility (“Loan Facility”) on April 7, 2015, as discussed below in ‘Financing Transactions’, to fund its 49% share of the remaining capital and operating costs to commercial production of the Gahcho Kué Diamond Mine.

At August 11, 2016, the Company has no sources of revenue; however, physical construction of the Gahcho Kué Diamond Mine is now complete with commissioning in progress and commercial production targeted for early January 2017. The Company expects to have its first sale of pre-commercial production diamonds during Q4 2016 and approximately every five weeks thereafter. The proceeds from pre-commercial productions sales will be credited to the cost of the asset.

HIGHLIGHTS YEAR TO DATE

•	At June 30, 2016, the construction of the Gahcho Kué Diamond Mine is largely completed. During June 2016, the Gahcho Kué Diamond Mine achieved mechanical completion of the primary crusher and on August 1, 2016 commenced commissioning and ramp-up.
•	At August 11, 2016, the Gahcho Kué Diamond Mine has 451 full-time employees.
•	During the quarter ended June 30, 2016, the Company entered into agreements, which will allow for the valuation, sorting and marketing of its share of the diamonds from the Gahcho Kué Diamond Mine.
•	On April 9, 2015, the first drawdown took place from the US$370 million Loan Facility discussed in ‘Financing Transactions’ with fifteen subsequent drawdowns to date. The total amount drawn from the Loan Facility at June 30, 2016 was US$278 million and at August 11, 2016 is US$290 million.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The Gahcho Kué Diamond Mine is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The Mine covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies - Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometers of each other.

The Gahcho Kué Diamond Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the Mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province holds an undivided 49% ownership interest in the assets, liabilities and expenses of the Gahcho Kué Diamond Mine.

On July 3, 2009, the Company entered into an amended and restated Joint Arrangement Agreement with De Beers (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Diamond Mine will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development and operating costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ended on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers $59 million (representing 49% of the agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs. At June 30, 2016, the following amounts remain to be settled and will not be accrued until specified milestones have been achieved:
•	$10 million following the commencement of commercial production (commencement of commercial production for the purposes of the 2009 Agreement means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the mine has achieved and maintained 70% of rated production specified in the Feasibility Study). This amount will be paid out of the US$370 million Loan Facility; and
•	An amount of approximately $24.4 million plus accumulated interest of approximately $25.8 million within 18 months following commencement of commercial production, which is targeted for January 2017. At June 30, 2016, accumulated interest is approximately $20.5 million. Accumulated interest is calculated at the prevailing LIBOR rate plus 5%. The remaining $24.4 million plus the accumulated interest of $20.5 million will be paid out of future cash flows.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due.

2435386 Ontario Inc. has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the remaining repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Project with De Beers.

The underlying value and recoverability of the amounts shown in the consolidated financial statements for the Company’s Mineral Properties is dependent upon the ability to complete the successful commissioning of the mine, have access to necessary working capital and future profitable production. The construction of Gahcho Kué Diamond Mine is largely complete and the Company has funded its 49% share of these costs.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee for the share of the security deposits issued. As at June 30, 2016, the Company’s share of the security deposits issued were $23,419,125 (December 31, 2015 - $14,378,228).

Gahcho Kué Capital Program

Original Budget

The budgeted escalated capital cost as per the 2014 Feasibility Study NI 43-101 Technical Report from January 2013 to completion was $1,019 million, excluding a management fee of 3% payable to De Beers who are both a Participant and also the Operator of the Mine. The Company’s share is $499.3 million plus a 3% management fee of $14.9 million.

The capital budget from inception to June 30, 2016 was $966.3 million. During this period, the Participants transferred their respective share of cash totaling $916.4 million (excluding management fee) to the Operator, to settle the Joint Arrangement obligations.

In addition to the $916.4 million transferred by the Participants to the Operator from inception, an additional $24.1 million (excluding management fee) was transferred by the Participants to cover negative movements of the Canadian dollar against other currencies and some minor out-of-scope changes. The Company’s 49% share of $24.1 million is $11.8 million and of this $10.5 million plus management fees was provided for in the US$370 million Loan Facility discussed below.

The capital budget for fiscal 2016 is $255 million (excluding management fee). This amount excludes any negative movements of the Canadian dollar against other currencies and any minor out-of-scope items. The Operator is calling for approximately $262.3 million from the Participants, which includes approximately $7.3 million owing from 2015.

The original and forecast capital budget for 2017 is approximately $1.1 million (excluding management fee). This amount excludes any negative movements of the Canadian dollar against other currencies and any minor out-of-scope items.

Forecast

In the last quarter of 2015, the Operator of the Gahcho Kué Diamond Mine established through a Quantitative Risk Analysis (“QRA”) that additional funding of approximately $37.5 million may be required to complete the construction of the Gahcho Kué Diamond Mine bringing the total capital cost to $1,056.5 million, which excludes. any minor out-of-scope purchases and movements in foreign exchange. Included in the $37.5 million is $14.7 million relating to identified capital items where costs increased against the original budget, and $22.8 million relating to additional contingency, which may be spent in part or in whole to bring the Gahcho Kué Diamond Mine to commercial production. This would represent a 3.7% variance from the Company’s share of the original budget of $1,019 million.

The Operator has also estimated the amount of $24.1 million as mentioned above to fund negative movements of the Canadian dollar against other currencies and any minor out-of-scope items has been increased to $34.1 million as per table 3 below. The increase of $9.2 million is a result of $4.6 million of additional foreign exchange losses on payments made to vendors, $3.7 million as a result in flight delays and cancellations due to weather resulting in overtime payments to employees and contractors and $0.9 million for other minor out-of-scope purchases.

On finalizing the US$370 million Loan Facility, the lenders agreed, as mentioned above to fund $10.5 million plus the management fee (the Company’s 49% share of $22.2 million) relating to minor out-of-scope purchases and movements in foreign exchange within the Facility. The Company will fund its 49% share of ($34.1 million less $22.2 million) $11.9 million or $5.8 million being the Company’s share out of the Cost Overrun Reserve Account. In addition, the Company will also fund approximately $18.4 million (49% of the additional $37.5 million established through the QRA that may be required to achieve commercial production) from the $93.3 million Cost Overrun Reserve Account required under the Loan Facility.

For the period January 1, 2016 to December 31, 2016, approximately $393.7 million (excluding management fee) will be required by the Operator. Included in the $393.7 million is $262 million relating to the capital budget of $1,019 million, $37.5 million relating to the QRA as discussed above, $14.8 million relating to the remaining minor out-of-scope purchases and movements in foreign exchange, commissioning and ramp-up operating costs of $56.4 million, $0.6 million for sustaining capital and advanced working capital of $22.4 million. The Company will contribute approximately $198.7 million, which includes a management fee of approximately $5.8 million. Of the $198.7 million an amount of $173.7 million will be funded from the Loan Facility and the remaining approximately $24.2 million from the Cost Overrun Reserve Account.

For the period January 1, 2017 to February 28, 2017, funding of approximately $32.6 million (excluding management fee) will be required by the Operator. Included in this amount are ramp-up operating costs of $28.8 million, $1.1 million for sustaining capital, $1.2 million for working capital and the remaining $1.5 million for original capital related costs. The Company will fund approximately $16.5 million, which includes a management fee of approximately $526,000, from the Loan Facility.

Table 3 below compares the original budget against the forecast to completion and commercial production.

Table 3

Capital Forecast by WBS

WBS	Description	CAD (M) ORIGINAL BUDGET	CAD (M) FORECAST
1000	Mine Operations	197.3	244.7
2000	Site Development & Roadworks	10.6	22.2
3000	Process Facilities	140.1	157.5
4000	Utilities	50.2	56.4
5000	Ancillary Buildings	53.1	44.7
6000	Waste & Water Management	6.3	5.9
7000	Off-site Facilities	0.4	0.4
Subtotal - Direct Costs =		458.0	531.8
8000	Owner’s Management Costs	104.2	102.0
9000	Indirect Costs	375.7	399.9
Subtotal - Owners + Indirect Costs =		479.9	501.9
9900	Contingency	81.1	22.8
9910	Escalation	-	-
Total - Projects		1,019.0	1,056.5
Management Reserve	Out-of-scope and foreign exchange	_	34.1
Total - Projects and Management Reserve		1,019.0	1,090.6

Gahcho Kué Operating Cost Forecast

The updated average annual operating cost estimate and average Life of Mine unit costs for the Gahcho Kué Diamond Mine provided by the Operator are summarised in Table 4 in 2015 Canadian dollars.

Table 4

Operating Cost Forecast Summary in 2015 Canadian dollars

WBS	Description	Average Annual Cost ($)	Average Mined ($/t)	Average Processed ($/t)
A	Mine	101,244,341	3.79	35.64
B	Process	21,870,142	0.82	7.67
C	Power	18,504,242	0.68	6.43
D	Freight	20,849,308	0.78	7.28
E	G&A	46,004,924	1.71	16.11
F	Contingency	-	-	-
G	Management Fee	6,503,256	0.24	2.28
H	Sorting Costs	2,657,492	0.10	0.92
-	Total	217,633,705	8.12	76.33

Gahcho Kué Mineral Reserve

On April 2, 2014, Mountain Province announced a Mineral Reserve estimate for the Gahcho Kué Diamond Mine. The Mineral Reserve is the Indicated Resource contained in the open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué mineral reserve estimate is summarized in Table 5 below.

Table 5

Gahcho Kué Mineral Reserve Estimate

(JDS, March 2014 FS)

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)	Carats(Mct)
5034	Probable	13.4	1.74	23.2
Hearne	Probable	5.6	2.07	11.7
Tuzo	Probable	16.4	1.25	20.6
Total	Probable	35.4	1.57*	55.5

* Fully diluted mining grade

Gahcho Kué Tuzo Deep Project

Following completion of the Tuzo Deep drill program in 2012, which was managed by De Beers, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep (Table 6 below) was prepared by Mineral Services Canada Inc. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009.

Table 6

Pipe	Year	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Deep	2013	Indicated	1.5	3.6	6.0	167
Tuzo Deep	2013	Inferred	3.7	8.9	14.4	161

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm

2) cpht = carats per hundred tonnes
3) Volume, tonnes, and carats are rounded to the nearest 100,000

4) Tuzo volumes and tonnes exclude 0.6Mt of a granite raft. Table 6 above reflects the updated Tuzo Deep mineral resource. There has been no change in the geological data for the Tuzo Upper, 5034 and Hearne kimberlites since the 2009 Technical Report.

Table 7 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

Table 7

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	6.6 3.7	15.8 8.9	20.8 14.4	132 161
Summary	Indicated Inferred	14.0 4.7	33.8 11.3	56.6 18.5	167 164

The updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 88% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

The Tuzo Deep resource update released in mid-2013 defined a resource at the Tuzo kimberlite to a depth of 560 meters, with the kimberlite remaining open to depth. A follow-up deep drilling program commenced in February 2014 to test the Tuzo kimberlite to a depth of at least 750 meters. On June 30, 2014, the Company announced the results of the 2014 Tuzo Deep drill program, which confirmed the continuation of kimberlite to a depth of more than 740 meters below surface. On March 4, 2015, the Company announced the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 8 below summarizes the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 8 - Tuzo Deep Caustic Fusion Diamond Recovery Results

	Number and Weight of Diamonds According to Sieve Size Fraction (mm)												Totals
	+0.106 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 -1.700	+1.700 -2.360	+2.360 -3.350	+3.350 -4.750	+4.750
Number of Diamonds	946	592	410	267	122	95	48	26	7	1	0	0	2,514
Weight (carats)	0.02	0.03	0.07	0.13	0.17	0.36	0.53	0.87	0.63	0.43	0.00	0.00	3.24

*Total sample weight 0.434 tonnes

*Total weight of recovered diamonds greater than 0.85mm: 2.46 carats

*Sample grade of diamonds greater than 0.85mm: 5.67 carats per tonne

Qualified Person

The Qualified Person for the updated Tuzo Deep estimate is Mr. Tom Nowicki, PhD, P Geo, a Mineral Services employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005).

Gahcho Kué Independent Diamond Valuation

WWW provided an updated independent valuation of the diamonds recovered from the Gahcho Kué Diamond Mine. All diamond values presented below are based on the WWW Price Book as at August 8, 2014. It is estimated that average rough diamond prices weakened by approximately 14.5% since the last valuation. Since August 8, 2014, the Canadian dollar (the Company’s functional currency) weakened from a rate of $1.0971/US$1 to $1.2917/US$1 at June 30, 2016 or by approximately 17.74%.

Table 9 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Project as of August 8, 2014.

Table 9

Actual Price US$/carat
Pipe	Zone	Total Carats	US$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	204	400,264
	West Lobe	1,132.14	108	122,607
Hearne		2,905.76	92	266,423
Tuzo		2,321.85	311	722,687
Total		8,317.29	US$182	$1,511,981

Note: Total Dollars are the result of rounding.

In their report WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I color which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high color (D/E) which WWW valued at $23,000 per carat giving a total value of $227,700”.

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué. Table 10 below presents models of the August 2014 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 10

Pipe	High Model	Base Model	Low Model
5034 Centre	177	139	119
5034 West	181	138	123
5034 North/East	204	149	126
Hearne	144	112	102
Tuzo	141	105	99
Average	US$163	US$123	US$113

Note: 1 mm nominal square mesh

Diamond values are in U.S. Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$123. The WWW models use size distribution models (carats per size class) developed by De Beers.

Diamond Outlook

The Global Diamond Report 2015 published by Bain & Company Inc., reported that during 2015, the diamond industry suffered a mild decline in consumer demand for diamond jewelry that started in 2014 in Greater China. That slowdown led to a notable drop in demand for polished and rough diamonds, which in turn led to price decreases for polished and rough diamonds of 12% and 23%, respectively, since May 2014 and 8% and 15%, respectively, since the beginning of 2015. The weaker-than-expected growth in customer demand initially affected demand for polished diamonds as retailers built up inventories and reduced purchases of polished diamonds. The slowdown then extended to rough-diamond producers as mid-market companies built up their inventories and reduced their purchases of rough diamonds despite declining prices. It is expected that regular circulation of diamonds through the pipeline should be restored as soon as the midmarket and retail segments clear their excess inventories.

The report indicates that the long-term outlook for the diamond market remains positive, with demand expected to outpace supply starting in 2019. Until then, the rough-diamond supply-demand balance will be tight. They expect demand for rough diamonds to recover from the recent downturn and return to a long-term growth trajectory of about 3% to 4% per year on average, relying on strong fundamentals in the U.S. and the continued growth of the middle class in India and China.

During the week of April 4, 2016, Bloomberg reported that De Beers raised its diamond selling price. The uptick, which was reported to be around 2%, would represent the first price rise in over 12 months following an estimated 15% fall in prices last year and a further 7% fall in January. De Beers has reported for some time that there is evidence of a clearing of the excess inventory in the mid-stream section of the market (cutting and polishing), which impacted prices during 2015 and if this proves to be the case, the outlook for diamond prices should be positive for the remainder of year.

WWW International Diamond Consultants report that for the period from January to July 2016 average rough diamond prices increased by approximately 8 percent. This is driven by mid-market restocking. During the second half of 2016 the rough diamond market is projected to be relatively stable as major producers continue to exercise supply restraint.

Gahcho Kué Diamond Mine Update

The first blast in the quarry at the Gahcho Kué Diamond Mine occurred on December 13, 2013 and production of aggregate material for infrastructure foundations, roads and the landing strip commenced.

During February and March 2015, 2,193 truckloads, which included the diamond plant, mining equipment, construction materials, explosives and fuel was delivered to the Gahcho Kué Diamond Mine on the ice road and during the same period during 2016, 1,383 truckloads, which included the remaining mining equipment, explosives and fuel was delivered to the Gahcho Kué Diamond Mine.

Physical Construction of the Gahcho Kué Diamond Mine was complete at June 30, 2016 and the commissioning of the plant took place during July 2016. During the plant commissioning a 12.10 carat gem quality special (+10.8 carats) diamond was recovered. The ramp up to commercial production commenced on August 1, 2016 and a 24.65 carat gem quality diamond was recovered on the same day. Gahcho Kué Diamond Mine remains on track to achieve commercial production by January 2017.

Procurement Progress

As at June 30, 2016, procurement was 100% complete with only ongoing field purchasing remaining. During the quarter ended June 30, 2016 with the various equipment and construction material at site, the focus was on the close-out of the various procurement packages and managing site contracts.

Since commencing construction in December 2013, materials, equipment and services totaling $995 million of the revised $1,090.6 million forecast have, at June 30, 2016, been ordered and received at site, which represents approximately 91.23% of the total material, equipment and services costs for the construction of the Mine.

Construction Progress

On April 1, 2014, De Beers, the Operator of the Gahcho Kué Diamond Mine signed an Engineering Procurement and Construction Management Services Agreement (“Hybrid EP”) with Hatch Ltd. to construct the mine.

At June 30, 2016, overall project progress stood at 96% complete and was on track for first production in August 2016.

Gahcho Kué Capital Cost Summary

At June 30, 2016, the Operator of the Gahcho Kué Diamond Mine issued purchase orders of $1,015 million of the approved $1,056.5 million forecast. As mentioned above approximately $995 million of materials, equipment and services had been received leaving a balance of approximately $61.5 million of the remaining commitments to be received or incurred. Based on the approved forecast, approximately $41.5 million remains uncommitted before out of scope and foreign exchange. These orders will be placed from July 2016 to completion. The above amounts exclude commitments for ramp-up costs, working capital and minor out-of-scope purchases and movements in foreign exchange.

FINANCING TRANSACTIONS DURING 2015

Equity

No equity financings have taken place during the quarter ended June 30, 2016.

Loan Facility

On April 2, 2015, the Company through its subsidiary, 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The Lenders hold security over the Company’s 49% interest in the Gahcho Kué Diamond Mine held through the Company’s subsidiaries. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility has a drawdown schedule that commenced on April 7, 2015 and ends on March 31, 2017 to correspond with the projected construction period. When the Company reaches the earlier of commercial production, as defined in the loan facility agreement, or September 30, 2017, it will be subject to certain financial and insurance covenants under certain special circumstances including an event of default.

Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. The Company has funded a cost overrun reserve account, which is restricted to fund potential cost overruns of the project, and use of this account must be approved by the lenders. A cost to complete shortfall would exist if available funding remaining under the Loan Facility is less than the projected costs to completion and commercial production. Such shortfall would represent a cost overrun. If the Lenders are satisfied that the cost overrun can be funded with amounts in the cost overrun reserve account then no event of default would have occurred, and the Lenders would approve further drawdown against the Loan Facility. If the available resources under the Loan Facility plus the cost overrun reserve account were insufficient to fund the project to completion and commercial production, additional funding would be required and no amounts would be available to be drawn until such shortfall was remedied.

The Loan Facility will be used to fund the Company’s share of the remaining construction cost of the Gahcho Kué Diamond Mine, associated fees, operating costs during the build-up to commercial production, general and administrative costs, interest costs and repayment of $10 million of sunk costs, which becomes payable to De Beers Canada on achievement of commercial production, targeted in January 2017. At August 11, 2016, the Company had drawn US$290 million against the US$370 million Loan Facility.

Included in the US$370 million Loan Facility is an amount of $10.9 million Canadian dollars (49% of the $22.2 million as discussed above), which on April 7, 2015 was provided for by the Lenders to take into account the negative movement of the Canadian dollar against various currencies and some other minor out-of-scope items.

The terms of the Loan Facility required the Company to arrange a US$75 million cost overrun facility or maintain funds in a restricted cost overrun account. On April 8, 2015, the Company deposited $93,345,000 into a restricted cost overrun account in 2435572 Ontario Inc. At June 30, 2016, $5,867,803 had been used to fund some minor out-of-scope items approved by the Joint Venture Management Committee. For the six months ended June 30, 2016, interest totaling $364,359 (December 31, 2015 - $627,435) had been earned in the restricted cost overrun account.

On April 7, 2015, the Company entered into U.S. dollar interest rate swaps (“IRS”) to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility (Note 9) and entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. On July 10, 2015, the Company entered into additional foreign currency forward strip contracts from August 4, 2015 to February 1, 2017. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in the fair value of the IRS and foreign currency forward strip contracts are recognized in the income (loss) as gains or losses on derivatives.

Interest Rate Swap Contracts

The Company has entered into U.S. dollar floating-to-fixed interest rate swaps intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The interest rate swaps terminate on March 31, 2020. The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

The table below provides a summary of the interest rate swap contracts outstanding as at June 30, 2016:

Period of Interest Rate Contracts	Price (USD)	Notional Amount (USD)
July 1, 2016 to December 31, 2016		$ 224,693,146
January 1, 2017 to December 1, 2017		277,500,000
January 1, 2018 to December 31, 2018		161,932,194
January 1, 2019 to December 31, 2019		41,995,998
January 1, 2020 to March 31, 2020		5,877,827

Foreign Currency Forward Strip

On April 7, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1 and on July 10, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from August 4, 2015 to February 1, 2017 for notional amounts of $54,832,365 or US$43,130,678, with a weighted average price of $1.27131/US$1.

The table below provides a summary of currency contracts outstanding as at June 30, 2016:

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
July 1, 2016 to December 31, 2016	$ 30,785,881	$ 1.2531	$ 24,568,012
January 1, 2017 to February 1, 2017	10,547,403	1.2447	8,473,594
	$ 41,333,284	$ 1.2509	$ 33,041,606

At June 30, 2016, US$278 million ($359.1 million Canadian) was outstanding under the Loan Facility using an exchange rate of $1.2917/US$1. The loan is carried at amortized cost on the consolidated balance sheet.

As at June 30, 2016, financing costs totaling $30,953,307 consisting primarily of fees payable to the lenders, legal and financial advisory fees, other financing related expenses and commitment fees relating to the Loan Facility were incurred. The loan has been reduced by a pro-rata portion of the deferred financing costs relative to what has been drawn to date, which is being amortized over the life of the Loan Facility using the effective interest method. The resulting balance of financing costs as at June 30, 2016 is $5,654,790 (December 31, 2015 - $13,891,403) and will be allocated to future drawdowns and amortized over the life of the Loan Facility using the effective interest rate method.

Of the US$278 million drawn at June 30, 2016, US$218.4 million was used for capital related costs, US$40.4 million for costs listed below and the remainder of approximately US$19.2 million for funds held in restricted accounts discussed below.

•	US$13.7 million paid to the lenders for fees and various agency roles;
•	US$4.3 million used to fund various legal, advisory fees and other financing and related expenses incurred to arrange the Loan Facility;
•	US$4.5 million used to fund general and administration costs;
•	US$17.9 million of interest and commitment fees.

At June 30, 2016, the Company had US$1,884,130 in the restricted U.S. dollar proceeds account and $22,373,533 or US$17,320,998 equivalent in the restricted Canadian dollar proceeds account. These amounts are restricted to the Mine and related expenditure and may only be released on completion of utilization requests approved by the Facility Agent.

The following table shows the repayment schedule for the gross amount of the Loan Facility:

Year
2017	US	$ 24,791,085
2018		93,845,271
2019		100,948,191
2020		46,778,076
2021		63,039,904
2022		40,597,473
Total	US	$ 370,000,000

Results of operations

The expenditures directly attributable to the development of the Gahcho Kué Diamond Mine are capitalized. The total budgeted cost to construct the mine was $1,019 million (excludes exchange rate movement, out-of-scope purchases and adjustments resulting from the QRA as discussed above). The revised forecast is $1, 090.6 million as discussed above.

Management believes that the Company has the necessary equity and debt to fund its share of the remaining construction costs of the Gahcho Kué Diamond Mine and does not expect to raise additional cash. The Company currently does not generate cash from operations.

FINANCIAL REVIEW

Three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015

For the three months ended June 30, 2016, the Company recorded net loss of $351,915 or $0.00 loss per share compared to $5,760,241 net loss or $0.00 loss per share. For the six months ended June 30, 2016, the Company recorded net income of $18,490,463 or $0.12 earnings per share compared to a $6,330,998 net loss or $0.00 loss per share for the same period in 2015. For the six months ended June 30, 2016, stock based compensation of $37,591 was incurred compared to $1,403,927 for the same period in 2015. Derivative gain of $798,994 was earned compared to a $2,796,044 loss for the same period in 2015. For the six months ended June 30, 2016, the foreign exchange gain was $19,908,569 compared to a $601,278 loss for the same period in 2015. The significant increase in foreign exchange gain is due to the Loan Facility being denominated in U.S. dollars. During the period ended June 30, 2016, the spot exchange rate from fell $1.384/US$1, at December 31, 2015, to 1.2917/US$1.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
		Three months ended
	June 30	March 31	December 31	September 30
	2016	2016	2015	2015
	$	$	$	$
Earnings and Cash Flow
Interest income	256,735	269,783	457,389	241,928
Operating expenses	(1,204,053)	(1,168,289)	(2,367,544)	(676,617)
Net (loss) income for the period	(351,915)	18,842,378	(10,247,682)	(26,590,291)
Basic and diluted (loss) earnings per share	(0.00)	0.12	(0.06)	(0.17)
Cash flow from operating activities	(13,971,585)	(1,654,857)	(1,591,933)	(369,311)
Cash flow from investing activities	(36,689,415)	(89,198,557)	(57,622,213)	(23,496,193)
Cash flow from financing activities	59,271,268	92,869,953	36,315,623	32,484,728
Balance Sheet
Total assets	732,958,630	693,922,768	582,848,108	553,299,200

		Three months ended
	June 30	March 31	December 31	September 30
	2015	2015	2014	2014
	$	$	$	$
Earnings and Cash Flow
Interest income	297,166	133,936	260,229	97,195
Operating expenses	(2,588,372)	(684,043)	(658,851)	(1,011,609)
Net loss for the period	(5,760,241)	(570,757)	(458,431)	(965,881)
Basic and diluted loss per share	(0.04)	(0.00)	(0.00)	(0.01)
Cash flow from operating activities	(1,586,871)	(695,435)	(4,387,710)	(1,061,639)
Cash flow from investing activities	(186,756,514)	12,127,757	(100,645,017)	(14,145,955)
Cash flow from financing activities	104,313,186	92,076,884	94,767,451	(50,172)
Balance Sheet
Total assets	510,358,416	409,428,267	300,994,512	200,818,322

COSTS AND EXPENSES

The costs and expenses for the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015 are comparable except for the following:

Consulting fees

Consulting fees for the three and six months ended June 30, 2016 were $328,251 and $634,076 compared to $1,994,178 and $2,194,346 for the same period in 2015. Included in these amounts for the quarter ended June 30, 2016 and 2015 respectively were $37,591 and $1,403,927 relating to stock based compensation. Also, in October 2015 a Vice President of diamond marketing was appointed.

Professional fees

Professional fees for the three and six months ended June 30, 2016 were $528,415 and $956,578 compared to $132,383 and $277,671 for the same period in 2015. The increase from 2016 compared to 2015 relates to various legal and audit related matters. The significant increase in legal fees is due to approximately $444,000 being incurred in connection with marketing and sales agreements, in advance of commercial production.

Transfer agent and regulatory fees

Transfer agent and regulatory fees for the three and six months ended June 30, 2016 were $85,828 and $197,879 compared to $158,492 and $279,192 for the same period in 2015. Due to the rights offering in 2015 transfer agent and regulatory fees were higher than in 2016.

Interest income

Interest income for the three and six months ended June 30, 2016 were $256,735 and $526,518 compared to $297,166 and $431,102 for the same period in 2015. The increase in 2016 is as a result of a higher average balance in the proceeds accounts compared to 2015.

Derivative (loss) gain

Derivative (loss) gain for the three and six months ended June 30, 2016 were ($624,757) and $798,994 compared to ($2,796,044) and ($2,796,044) for the same period in 2015. In 2015, foreign exchange and interest rate swap contracts were entered into on April 7, 2015 and on July 10, 2015 additional foreign exchange contracts were executed. For the six months ended June 30, 2016, the derivative gain is attributed to the relative strengthening of the Canadian dollar to the U.S. dollar over 2015, which has resulted in a derivative gain for the foreign currency strip contracts.

Foreign exchange gain (loss)

Foreign exchange gains for the three and six months ended June 30, 2016 were $1,405,569 and $19,908,569 compared to ($627,210) and ($601,278) of foreign exchange loss for the same period in 2015. The increase in 2016 is a result the translation of the Loan Facility and U.S. dollar cash balances at the spot rate at the period end. The significant increase in foreign exchange gain is due to the Loan Facility being denominated in U.S. dollars. During the period ended June 30, 2016, the spot exchange rate fell from $1.384/US$1, at December 31, 2015, to 1.2917/US$1.

INCOME AND RESOURCE TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

The Company has largely completed developing the Gahcho Kué Diamond Mine in conjunction with De Beers. The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent upon the successful development and commissioning, and upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for the Company’s share in the Gahcho Kué Diamond Mine may lead to dilution of the interest in the Gahcho Kué Diamond Mine and may require the Company to write off costs capitalized to date. As discussed above the Company has arranged the necessary equity and Loan Facility to fund its remaining share of the construction costs of the Gahcho Kué Diamond Mine and does not believe that it will require additional funding. The Company currently has no source of revenue.

Cash flow used in operating activities, including change in non-cash working capital for the six months ended June 30, 2016 were $15,626,442 compared to $2,282,306 for the same period in 2015. The increase is mainly as a result of the purchase of supplies inventory totalling approximately $12.5 million.

Investing activities for the six months ended June 30, 2016 were $125,887,972 compared to $174,628,757 for the same period in 2015. For the six months ended June 30, 2016, the outflow for the purchase of equipment and the expenditures directly related to the development of the Gahcho Kué Diamond Mine were $105,096,964 compared to $138,338,952 for the same period in 2015. Capitalized interest paid for the six months ended June 30, 2016 was $10,759,640 compared to $1,562,757 for the same period in 2015. Development activity has been increasing steadily since December 2013 when the Mackenzie Valley Land and Water Board approved a pioneer Land Use Permit for the Gahcho Kué Diamond Mine, which allowed land-based site works to commence. Cash flows used in investing activities for June 30, 2016 include $10,426,244 in restricted cash, $105,096,964 in property and equipment, $10,759,640 for capitalized interest paid, and offset by $526,518 of interest income. For the period ended June 30, 2015, $138,338,952 was used for property and equipment, $1,562,757 for capitalized interest paid offset by the redemption of $76,942,699 in short-term investments and $431,102 of interest income.

Financing activities for the six months ended June 30, 2016 were $152,141,221 compared to $196,390,070 for the same period in 2015. Cash flows from financing activities for the period ended June 30, 2016, related to cash draws of US$120 million or approximately $153.7 million Canadian dollar equivalent (foreign exchange contract rates and spot rates) from January 1, 2016 to June 30, 2016 from the Loan Facility, net of financing costs, approximately $1.9 million. For the period ended June 30, 2015, approximately $21.9 million was used in financing costs and approximately $95 million of proceeds from share issuance, net of costs, was received and cash draws of US$99 million or approximately $123.65 million Canadian dollar equivalent from the Loan Facility.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS RISKS

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

On June 30, 2016 and December 31, 2015, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $1,466,853 (December 31, 2015 - approximately $1,312,782).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Funds from the Loan Facility will be required to fund its share of the remaining capital and operating costs to commercial production of the Gahcho Kué Diamond Mine. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant.

As at June 30, 2016, the Company has drawn US$278 million or $359.1 million Canadian dollar equivalent from the Loan Facility.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and interest rate swap contracts. The Company has entered into interest rate swaps to fix its interest rate exposure for 75% of its U.S. dollar Loan Facility and therefore has interest rate exposure to the remaining 25%. At June 30, 2016, the total Loan Facility drawn was US$278 million and interest rate swaps of US$194.6 million are currently in effect.

At June 30, 2016, a 100 basis point increase in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in a decrease to interest by approximately $8.2 million. A 100 basis point decrease in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in an increase to interest by approximately $6.68 million.

Foreign currency risk

The Company is exposed to financial risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of development costs of the Gahcho Kué Diamond Mine will be in Canadian dollars, but funded through the U.S. dollar Loan Facility (Note 9). The Company has entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. The foreign currency forward strip contracts increase the exposure to financial risk related to foreign exchange rates. Currency risk relates to the U.S. dollar Loan Facility, foreign currency forward strip contracts and cash and restricted cash denominated in U.S. dollar.

As at June 30, 2016, the Company had cash and restricted cash, accounts payable and accrued liabilities, derivative liabilities and the Loan Facility that are in U.S. dollars.

Cash	$ 3,900,000
Restricted cash	2,400,000
Derivative liabilities	(9,700,000)
Loan facility	(359,100,000)
Total	$ (362,500,000)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at June 30, 2016 would have resulted in an increase or decrease to net loss of approximately $36.25 million.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on the consolidated financial statements along with timing of adoption of IFRS 9.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on-balance sheet. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

The following amendments which the Company adopted are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2016.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to International Accounting Standard 16 Property, plant and equipment, (“IAS 16”) and International Accounting Standard 38, Intangible assets (“IAS 38”). The amendments became effective for the Company’s annual period beginning on January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. The adoption of IAS 16 did not have an effect on the condensed consolidated interim financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the operator of the Gahcho Kué Diamond Mine, Dermot Desmond, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Dermot Desmond, Bottin, the operator of the Gahcho Kué Diamond Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Diamond Mine relate to the funding of the Company’s interest in the Gahcho Kué Diamond Mine for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

As discussed in Note 11, in 2015 the Company issued 712,500 common shares or the equivalent of $2,850,000 to Mr. Dermot Desmond as a standby fee.

The balances as at June 30, 2016 and December 31, 2015:

	June 30,	December 31,
	2016	2015
Payable to the operator of the Gahcho Kué Diamond Mine*	$ 665,829	$ 1,210,408
Receivable from Kennady Diamonds	-	8,475
Payable to key management personnel	22,085	-

*included in accounts payable and accrued liabilities

The transactions for the three and six months ended June 30, 2016 and June 30, 2015:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
The total of the transactions:
Revenue earned
Mr. Dermot Desmond - Fee under Stand-by Agreement	$ -	$ -	$ -	$ 2,850,000
Kennady Diamonds	22,500	22,500	45,000	45,000
Remuneration to key management personnel	202,922	1,878,845	482,301	2,122,051
Management fee charged by the operator of the Gahcho Kué Diamond Mine	748,439	1,811,838	3,112,641	3,906,320

The remuneration expense of directors and other members of key management personnel for the three and six months ended June 30, 2016 and June 30, 2015 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Consulting fees, director fees, bonus and other short-term benefits	$ 181,938	$ 479,129	$ 444,710	$ 718,124
Share-based payments	20,984	1,399,716	37,591	1,403,927
	$ 202,922	$ 1,878,845	$ 482,301	$ 2,122,051

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company has consulting agreements with the President and CEO and the VP Finance, CFO and Corporate Secretary for their services in these capacities.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Corporation’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$ 82,982	$ -	$ -	$ -	$ 82,982
Gahcho Kué Diamond Mine commitments	17,302,915	-	-	-	17,302,915
Trade and other payables	30,407,014	-	-	-	30,407,014
Loan facility - Principal	-	215,650,397	143,442,203	-	359,092,600
Loan facility - Interest	25,996,700	41,223,900	8,672,900	-	75,893,500
Interest Rate Swap Contracts:
Outflows	3,653,448	5,279,988	320,041	-	9,253,477
Forward Exchange Contracts*:
(Inflows)	(41,333,284)	-	-	-	(41,333,284)
Outflows	42,679,842	-	-	-	42,679,842
	$ 78,789,617	$ 262,154,285	$ 152,435,144	$ -	$ 493,379,046

*The foreign exchange contracts inflows and outflows have been signed with the syndicate of lenders. In the scenario where one or more of these lenders are unable to pay, the Company could be exposed to the outflow of agreed upon funds for the remaining contracts at that time. Any offsetting would be at the discretion of the lenders. The Company believes it has no significant credit risk.

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that the development of the mine will not be consistent with the Company’s expectation;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	risks related to foreign exchange fluctuations and prices of diamonds;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure of its joint venture partner to continue to obtain adequate financing on a timely basis and particularly given recent volatility in the global financial markets;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to construction and/or operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;
•	the ability to develop and operate the Company’s Gahcho Kué Diamond Mine on an economic basis and in accordance with applicable timelines;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;

•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the NASDAQ under the symbol MDM.

At August 11, 2016, there were 159,778,833 shares issued, 2,950,000 stock options and 20,000 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administrators, was conducted as at December 31, 2015 under the supervision of the Company’s management. Based on results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015 in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

At the period end management believes they remain appropriately designed.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s Internal Control Over Financial Reporting (“ICFR”). Management conducted an evaluation of ICFR based on the framework established in “Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as at December 31, 2015. During the three months ended June 30, 2016, the Operator of the Gahcho Kué Diamond Mine relocated to Calgary and employed additional staff. Management does not believe that the relocation and addition of new staff resulted in any significant changes in internal controls during the three months ended June 30, 2016. The Operator employed appropriate procedures to ensure internal controls were in place during and after the relocation. There have not been any significant changes in the Company’s ICFR other than those mentioned above that occurred during the quarter ended June 30, 2016, that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses.  Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.